EDGAR CORRESPONDENCE
November 22, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kim Browning

Re:	Davis New York Venture Fund, Inc. Securities Act of 1933, File No. 2-29858, and Investment Company Act of 1940, File No. 811-1701
Dear Ms. Browning:
You have asked Davis New York Venture Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments received on November 18, 2010 regarding Davis New York Venture Fund and Davis Research Fund’s (both authorized series of the Registrant) post-effective amendment number 94 filed on Edgar on September 15, 2010. SEC comments are in bold, Registrant’s responses immediately follow.

General
Comments to Davis New York Venture Fund also apply to Davis Research Fund unless the context otherwise indicates.
Understood. All responses apply equally to both funds unless the context otherwise indicates.
Summary Prospectus (Form N-1A Items 1 through 8):
(1) Fee Table. The disclosure in italics following “Maximum deferred sales charge (load) imposed on redemptions” is not clear. Please clarify.
Agreed. The disclosure has been revised and now reads:
“Maximum deferred sales charge (load) imposed on redemptions
(as a percentage of the lesser of the net asset value of the shares redeemed or the total cost of such shares. Only applies to Class A shares if you buy shares valued at $1 million or more without a sales charge and sell the shares within one year of purchase.)”
(2) The footnote below the Annual Operating Expense Table discussing the management fee reduction should be deleted.
Agreed.
(3) The paragraph preceding the Example Table includes the statement “Class B shares’ expenses for the 10 year period include three years of Class A shares’ expenses since Class B shares automatically convert to Class A shares after seven years” must be moved out of Items 1 through 8.
Agreed.
(4) The statement in the Expense Table “If you sell your shares in:” must be removed.
Agreed
(5) The portion of the Expense Table entitled “You would pay the following expenses if you did not redeem your shares:” must be moved out of Items 1 through 8.
Agreed
(6) Principal Investment Strategy. Clarify which specific categories of “equity securities” the fund invests in as a principal investment strategy.
Agreed. At the current time the Fund does not anticipate investing over 20% of its assets in any category of security other than common stock.

(7) Principal Investment Strategy. Disclosure includes the statement “While the Fund invests primarily in U.S. companies, it may also invest in foreign companies.” Is investment in foreign companies a principal investment strategy?
Yes it is. In the current market environment the Fund expects to invest close to 20% of its total assets in foreign companies.
(8) Principal Investment Strategy. Disclosure includes the statement “...invest the majority of the Fund’s assets in common stocks issued by large companies with market capitalizations of at least $10 billion.” Explain that it is the Fund (and not some other source) which defines “large companies” as being those with market capitalizations of at least $10 billion.
Agreed. Disclosure has been revised as follows:
“...invest the majority of the Fund’s assets in common stock issued by large capitalization companies. The Fund considers companies with market capitalizations of at least $10 billion to be large capitalization companies. While the Fund invests primarily in U.S. companies, it may also invest in foreign companies.”
(9)Principal Risks. Add Loss of Money as required by Item 4(b)(1)(i).
Agreed. The introduction to the Principal Risks sections has been expanded as follows:
“Investors in Davis New York Venture Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value, and may lose money. The principal risks of investing in the Fund are:”
(11)(a) Principal Risks. Add “Manager Risk” as a Principal Risk.
(11)(b) Principal Risks. Expand “Company Risk” (which, together with “Market Risk” summarizes the risk of common stock) to include a brief discussion of subordination.
(11)(c) Principal Risks. Clarify “Market Risk” and “Company Risk”.
Agreed. “Market Risk” and “Company Risk” have been deleted and the following risks substituted:
“Stock Market risk: Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines.
Manager risk:. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.
Common Stock risk. Common stock represents an ownership position in a company. An adverse event may have a negative impact on a company and could result in a decline in the price of its common stock. Common stocks are generally subordinate to an issuers’ other securities including convertible and preferred securities.”

(12) Principal Risks. Davis Research Fund is a non-diversified fund. The risk disclosure is entitled “Focused Portfolio Risk”. Entitle the risk “Non-Diversified Fund Risk”.
Agreed.
(13) Performance Results. The paragraph preceding the ten year performance table includes the statement “Results do not include a sales charge. If a sales charge were included, results would be lower.” Move this statement out of Items 1 through 8.
Agreed.
(14) Performance Results. The ten year performance table includes a comparison with the S&P 500 Index, but lacks the statement “reflects no deduction for fees, expenses, taxes” required by Item (4)(b)(2). Please add the require disclosure.
Agreed.
(15) Management. Add the header “Management” prior to “Investment Adviser” to reflect the header used in Item 5.
Agreed.
(17) The footnote below the Purchase and Sale of Fund Shares Table should be moved out of Items 1 through 8.
Agreed.
Statutory Prospectus (Form N-1A Items 9 through 13):
(1) Disclosures in Item 9 must be summarized in Items 1 through 8. For example, the discussion of ADRs and GDRs.
Agreed. The Fund does not expect to invest 20% or more of its assets in ADRs and/or GDRs. Therefore this disclosure will be moved to the SAI.
(2)(a) The section entitled “How Your Shares are Valued” uses the word “Good Order” Please describe the term. (2)(b) Item 11(a)(3) requires list national holidays. Please add. (2)(c) The section entitled “How Your Shares are Valued” states “The time as of which the NAV is calculated may change in case of an emergency if deemed appropriate by the Fund’s officers.” Please remove.

Agreed. The section has been amended to read as follows:
Once you open your Davis Fund account, you may purchase or sell shares at the net asset value (“NAV”) next determined after Davis Funds’ transfer agent or other “qualified financial intermediary” (a financial institution which has entered into a contract with Davis Advisors or its affiliates to offer, sell, and redeem shares of the fund) receives your request to purchase or sell shares in “good order”. A request is in good order when all documents, which are required to constitute a legal purchase or sale of shares, have been received. The documents required to achieve good order vary depending upon a number of factors (e.g. are shares held in a joint account or a corporate account, has the account had any recent address change etc). Contact your broker or Davis Funds if you have questions about what documents will be required.
If your purchase or sale order is received in good order prior to the close of trading on the New York Stock Exchange (“NYSE”), your transaction will be executed that day at that day’s NAV. If your purchase or sale order is received in good order after the close of the NYSE, your transaction will be processed the next day at the next day’s NAV. Davis Funds calculate the NAV of each class of shares issued by the Fund as of the close of trading on the NYSE, normally 4:00 p.m., Eastern time, on each day when the NYSE is open. NYSE holidays currently include New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.
(3) In the section entitled “Valuation of Portfolio Securities” expand disclosure describing how securities are fair value priced.
Agreed. Disclosure has been amended to read as follows:
Fair value is determined in good faith using consistently applied procedures under the supervision of the Board of Directors. Fair valuation is based on subjective factors and, as a result, the fair value price of a security may differ from the security’s market price and may not be the price at which the security may be sold. Fair valuation could result in a different NAV than an NAV determined by using market quotes. The Board of Directors have delegated the determination of fair value of securities for which prices are either unavailable or unreliable to Davis Advisors. The Board of Directors review a summation of fair valued securities in quarterly board meetings.
(4)(a) In the section entitled “Right to Reject or Restrict any Purchase or Exchange Order” what is the deadline for rejecting a purchase?
Existing disclosure provides:
“Davis Funds and the Distributor reserve the right to reject or restrict any purchase or exchange order for any reason prior to the end of the first business day after the date that a purchase or exchange order was processed.”
(4)(b) In the section entitled “Right to Reject or Restrict any Purchase or Exchange Order” Describe what actions may be taken to restrict an account.
(4)(c) Clarify that the actions pertain to the purchase side of an exchange, not to the sale side.

Agreed. Disclosure has been amended to provide:
“Davis Funds and the Distributor reserve the right to reject any purchase or exchange order for any reason prior to the end of the first business day after the date that a purchase or exchange order was processed. Davis Funds or the Distributor may “reject” a current purchase order or “restrict” an investor from placing future purchase orders. Davis Funds and the Distributor will not reject or restrict a redemption order without adequate reason, including but not limited to allowing a purchase check to clear, a court order, etc. Exchanges involve both a redemption and a purchase, and may therefore be rejected or restricted. Davis Funds are not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the securities markets. Accordingly, purchases or exchanges that are part of activity that Davis Funds or the Distributor have determined may involve actual or potential harm to a fund may be rejected.”
(5) In the section entitled “Frequent Purchases and Sales of Fund Shares” Describe what action the Fund would take if it suspects frequent trading in an omnibus account.
Agreed. the following disclosure has been added:
“If Davis Funds or the Distributor discovers evidence of material excessive trading in an omnibus account they may seek the assistance of the financial intermediary to prevent further excessive trading in the omnibus account.”
Statement of Additional Information (Form N-1A Items 14 through 27):
(1) Confirm that Item 16 disclosures are “Non-Principal Risks”. Distinguish between Principal and Non-Principal risks. Principal risks may be further elaborated in the SAI, but they must appear in the Statutory Prospectus.
Confirmed.
(2) The section entitled “Borrowing” includes the statement “In the event that market fluctuations cause borrowing to exceed the limits stated above, the Adviser would act to remedy the situation as promptly as possible, normally within three business days, although it is not required to dispose of portfolio holdings immediately if the Fund would suffer losses as a result”. Remove the statement “although it is not required to dispose of portfolio holdings immediately if the Fund would suffer losses as a result.”
Agreed.
Tandy Representations
Davis New York Venture Fund, Inc. acknowledges that
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,
/s/ Thomas Tays
Thomas Tays
Vice President & Secretary